May 12, 2021

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banc of California, Inc.
Registration Statement on Form S-4
File No. 333-255696

To Whom It May Concern:

Banc of California, Inc. (the “Company”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m. Eastern time on Thursday, May 13, 2021, or as soon thereafter as practicable.

This letter corrects and supersedes the request previously filed on May 12, 2021, which contained a clerical error regarding the requested effectiveness date.

Please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603 with any questions you may have concerning this request.   In addition, please notify Mr. Brown when this request for acceleration has been granted.

BANC OF CALIFORNIA, INC.

By:	/s/ Ido Dotan
	Name:	Ido Dotan
	Title:	Executive Vice President, General Counsel and Corporate Secretary

cc: Patrick S. Brown
(Sullivan & Cromwell LLP)